Mail Stop 4561

October 13, 2009

Justin C. Dearborn
Chief Executive Officer
Merge Healthcare Incorporated
6737 West Washington Street
Milwaukee, WI 53214-5650

> **Re:** **Merge Healthcare Incorporated**
> **Amendment No. 1 to Registration Statement on Form S-3**
> **File No. 333-161689**
> **Amendment No. 1 to Registration Statement on Form S-3**
> **File No. 333-161691**
> **Filed October 6, 2009**

Dear Mr. Dearborn:

We have reviewed your revised registration statements and response letter, and have the following comments. References to prior comments refer to those contained in our letter dated September 30, 2009.

Amendment No. 1 to Registration Statement on Form S-3 (File No. 333-161689)

Selling Stockholders, page 20

1. We note that in response to prior comment 4, you have disclosed the natural person or persons who have sole or shared voting and/or investment control over the shares to be offered by certain selling shareholders that are legal entities separately identified in the selling shareholder table. However, you still do not appear to have clearly identified the individual(s) who have sole or shared voting and/or investment control over the shares to be offered by each of the following selling shareholders: Versant Affiliates Fund I-A, L.P., Versant Affiliates Fund I-B, L.P., Versant Side Fund I, L.P., and Versant Venture Capital I, L.P. Please revise your footnote disclosure to state expressly, if accurate, that William J. Link, Ph.D., as Managing Director of the limited liability company that is the general partner of each of these selling shareholders, holds voting and investment control over the shares held by them; or otherwise revise your filing as appropriate.

Exhibit 5.1, Opinion of McDermott Will & Emery LLP

2.   You disclose in several places in your registration statement, including on the prospectus cover page, that the shares of common stock being registered for resale were issued to the selling stockholders in connection with your acquisition of Confirma on September 1, 2009. However, the legal opinion states that it relates to shares of common stock "to be issued in connection with the acquisition of Confirma, Inc.," which suggests that the shares being registered have not yet been issued by the company. Please have counsel provide a revised legal opinion that clarifies, if accurate, that its opinion relates to shares of common stock that are issued and outstanding and that are being registered for resale; or advise.

3.   In addition, please have counsel confirm that the reference and limitation in its opinion to the "General Corporation Law of the State of Delaware" includes the statutory provisions and also all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting these laws. This comment also applies to the legal opinion filed as Exhibit 5.1 to your registration statement on Form S-3 (File No. 333-161691).

Amendment No. 1 to Registration Statement on Form S-3 (File No. 333-161691)

Exhibit 5.1, Opinion of McDermott Will & Emery LLP

4.   We note that the indentures filed as Exhibits 4.1 and 4.2 to your registration statement each provide in Section 112 that they shall be governed by and construed in accordance with the law of the state of New York. However, the legal opinion is limited to United States federal law and the General Corporation Law of the state of Delaware. For debt securities being registered, counsel must opine on the laws of the state governing the indentures. Accordingly, please have counsel provide a revised opinion indicating that it is opining under New York law with respect to the "binding obligation" of the indentures. See Item 601(b)(5)(i) of Regulation S-K.

***

Please contact Katherine Wray at (202) 551-3483 with any questions. If you require further assistance you may contact me at (202) 551-3462. You may also contact the Assistant Director, Barbara C. Jacobs, if you thereafter have any other questions.

Sincerely,

Mark P. Shuman
Branch Chief – Legal

cc: Via Facsimile (414) 977-4202
        Ann Mayberry-French
        Vice President, General Counsel and Secretary